G:\6K\6K 01 4Q.doc


SEC MAIL
RECEIVED
PROCESSING
MAY 20 2002
WASH. D.C.
155
SECTION

FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


02036935

Report on Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of May, 2002

Gilat Satellite Networks Ltd.
(Translation of Registrant's Name into English

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant's press release dated May 14, 2002, announcing results of operations for the first quarter ended March 31, 2002, Registrant's European joint venture, and contracts relating to Registrant and its subsidiaries.

This Report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-4 of Gilat Satellite Networks Ltd. (333-71422), Form F-3 of Gilat Satellite Networks Ltd. (No. 333-12242) and (No. 333-12698) and Form S-8 of Gilat Satellite Networks Ltd. (No. 333-96630), (No. 333-08826), (No. 333-10092), (No. 333-12466) and (No. 333-12988).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

By: 

Yoav Leibovitch
Chief Financial Officer

Dated: May 15, 2002


Gilat

Gilat Satellite Networks

Press Release

Gilat Satellite Networks Ltd.
21 Yegia Kapayim St., Kiryat Arye
Petah Tikva 49130, Israel
Tel: (972) 3 925-2000,
Fax: (972) 3 925-2222
www.gilat.com

Gilat announces 2002 first-quarter results

Quarterly highlights included European joint venture with SES GLOBAL and Alcatel Space, Tata Teleservices contract in India and BASF, Telesat contracts in North America

Petah Tikva, Israel, May 14, 2002 – Gilat Satellite Networks Ltd. (Nasdaq: GILTF), a worldwide leader in satellite networking technology, today reported its results for the quarter ended March 31, 2002.

Revenues for the first quarter were US$72 million. The Company's operating loss for the first quarter was US$5.9 million and net loss was US$12.9 million or US$(0.55) per share. On a pro-forma basis, without the consolidation impact of rStar Corporation (Nasdaq: RSTR), the Company reported an operating loss of US$3.4 million. The consolidation of rStar Corporation is expected to have minimal impact on operations going forward in 2002.

Gilat Chairman and Chief Executive Officer Yoel Gat said, "Efforts to maintain solid deal flow and to cut our expenses yielded a positive effect on our operating results – enabling us to meet our operating cost reduction goal for the quarter. We expect that this effort will result in positive cash flow in the second quarter."

Gat added, "The quarter also yielded another significant Company milestone, our new partnership with SES GLOBAL and Alcatel Space – two of Europe's most highly respected companies. This partnership creates a powerful new company in Europe and is an endorsement of Gilat's technology."

The Company also announced it is creating a reserve in the amount of US$78 million related to a receivable from StarBand Communications Inc. This first-type event is a non-cash adjustment and will be reflected retroactively in results from the fourth quarter of 2001, in accordance with Financial Accounting Standard No. 5, Accounting for Contingencies. Recent developments in StarBand's relationship with one of its shareholders and commercial partners requires this accounting treatment due to the effect on StarBand's marketing efforts and cash flow. Gilat remains committed to the success of StarBand, however, it has eliminated its current balance sheet exposure.

As is required of many publicly traded companies this year, the Company is examining its goodwill in accordance with Financial Accounting Standard No. 142. The Company has not yet determined the effect, if any, on its earnings and financial position.


Gilat

Gilat's Spacenet subsidiary announces first wave of contracts for its new Connexstar(SM) business-grade satellite broadband service

Gilat's U.S. subsidiary, Spacenet Inc., has signed the first group of contracts for its Connexstar business-grade satellite broadband service, which was introduced in January. With more than a dozen customers and three resellers announced today, Spacenet has firm commitments to deploy Connexstar at nearly 2,000 sites over the coming year – with many more expected as these customers and resellers fulfill the terms of their three-year Connexstar contracts. This very strong early adoption is a clear indication that Connexstar is well suited to the needs of small to medium-sized, multi-unit businesses and that there is a sizable demand for the service.

First-quarter highlights included European broadband joint venture and new contracts in North America and India

The first three months of 2002 brought a high level of activity in several different business areas for Gilat. In Europe, Gilat joined with SES GLOBAL and Alcatel Space/SkyBridge to form a new company that will provide two-way satellite broadband communications services to enterprises, consumers and small office/home office (SOHO) users. Gilat and Alcatel Space also reached an agreement in principle to form a strategic partnership that will focus on significant enhancements to and further development of the Gilat 360 broadband satellite platform.

In the United States, Gilat's Spacenet subsidiary was selected by BASF Corporation to provide a Gilat 360E broadband VSAT network at up to 3,000 sites to serve agricultural retailers and distributors nationwide. The satellite network will power a new BASF service to be called Harvest Partners Network(TM), which will bring high-speed Internet access to rural locations that until now have had limited access to broadband connectivity. Harvest Partners Network subscribers will have nearly immediate access to in-depth market, weather, news and agronomy information on the Harvest Partners Network web site. Those subscribers will also be able to use the satellite network for a wide range of retail back-office applications, such as credit authorization and inventory management.

Spacenet was also selected to provide Gilat 360E VSAT technology to power Telesat's new High Speed Internet Service in the United States and Canada.

In India, Tata Teleservices selected Gilat to provide a 1,000-site DialAw@y IP(TM) fixed rural satellite telephony network to serve communities throughout the southern Indian state of Andhra Pradesh.


Gilat

Gilat will discuss its first-quarter 2002 results on a conference call today, beginning at 10:30 a.m. EST. The event will also be broadcast live over the Internet and can be accessed by all interested parties, using either Windows Media or Real Media software, at www.gilat.com. The Gilat web site contains a link for downloading Real Player 8 software.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Europe and Gilat Latin America, is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology – with nearly 400,000 VSATs shipped worldwide. The Company provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. Gilat is a joint venture partner, with EchoStar Communications Corp., Microsoft Corp. and ING Furman Selz Investments, in StarBand Communications Inc., America's first consumer, nationwide, always-on, two-way, high-speed satellite Internet service provider. StarBand is based in McLean, Va. Skystar Advantage(R), DialAw@y IP(TM) and FaraWay(TM) are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. Visit Gilat at www.gilat.com and StarBand at www.starband.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

####

Gilat Investor Contacts:

Tim Perrott, Vice President, Investor Relations
Gilat Satellite Networks Ltd.
(703) 848-1515; tim.perrott@spacenet.com

Magda Gagliano, RFBinder Partners
(212) 994-7549; magda.gagliano@rfbinder.com

Gilat Satellite Networks Ltd.
Condensed Consolidated Income (Loss) Statements

US dollars in thousands		Three Months ended March 31		Three Months ended March 31	
		2002	2002	2001	2001
		Unaudited	Unaudited	Unaudited	Unaudited
		(rStar in the equity method) Pro-forma*	(rStar consolidated) US GAAP	(rStar in the equity method) Pro-forma*	(rStar consolidated) US GAAP
Revenues		72,047	72,047	100,300	100,300
Cost of revenues		49,992	49,992	82,886	82,967
		22,055	**22,055**	**17,414**	**17,333**
Research and development costs:					
Expenses incurred		7,350	7,563	12,888	13,783
Less - grants		1,284	1,284	1,874	1,874
		6,066	6,279	11,014	11,909
Selling, general and administrative expenses		19,380	21,698	48,452	51,795
Restructuring charges and other charges		-	-	9,994	9,994
Operating income (loss)		**(3,391)**	**(5,922)**	**(52,046)**	**(56,365)**
Financial income (expenses) - net		(4,778)	(4,868)	(2,605)	(3,313)
Income (loss) before taxes on income		**(8,169)**	**(10,790)**	**(54,651)**	**(59,678)**
Taxes on income (expenses)		(367)	(367)	-	-
Income (loss) after taxes on income		**(8,536)**	**(11,157)**	**(54,651)**	**(59,678)**
Share in losses of associated companies		(4,375)	(2,742)	(3,982)	(293)
Minority Share in losses of a subsidiary		-	988	-	1,338
Net income (loss)		**(12,911)**	**(12,911)**	**(58,633)**	**(58,633)**
Earnings per share (in US dollars)	**Basic**	**-0.55**	**-0.55**	**-2.51**	**-2.51**
	Fully Diluted	**-0.55**	**-0.55**	**-2.51**	**-2.51**
Weighted average number of shares used in computation of earnings per share (in thousands)	Basic	23,389	23,389	23,355	23,355
	Fully Diluted	23,389	23,389	23,355	23,355

* Pro-forma to reflect the accounting for the investment in rStar as if it was in the equity method.

Gilat Satellite Networks Ltd.
Condensed Consolidated Balance Sheets

US dollars in thousands	March 31 2002	December 31 2001
Assets		
Current assets:		
Cash and cash equivalents*	81,978	97,325
Short-term bank deposits and current maturities of long-term bank deposits	3,433	12,900
Restricted cash	6,257	3,520
Accounts receivable:		
Trade	102,252	105,299
Other	76,372	65,851
Inventories	115,632	123,372
Total current assets	**385,924**	**408,267**
Investments and non-current receivables:		
Restricted cash	10,221	9,521
Severance pay fund	5,374	5,784
Investments in companies and non-current receivables	96,616	95,891
	112,211	**111,196**
Property, plant and equipment:		
Cost	348,621	346,826
Less - accumulated depreciation & amortization	112,626	99,627
	235,995	**247,199**
Other assets and deferred charges - net	**91,941**	**91,961**
	826,071	**858,623**
Liabilities and Shareholders' Equity		
Current liabilities:		
Short-term bank credit	4,705	4,664
Current maturities of long term loans	44,106	25,224
Accounts payable and accruals:		
Trade	42,619	46,927
Accrued expenses	42,935	51,737
Other	28,392	30,142
Total current liabilities	**162,757**	**158,694**
Convertible subordinated notes	350,000	350,000
Accrued severance pay	8,343	8,831
Long term loans - net of current maturities	117,639	136,073
Other long-term liabilities	16,355	17,066
Total liabilities	**655,094**	**670,664**
Minority interest	**9,698**	**10,639**
Shareholders' equity:		
Share capital and additional paid in capital	617,555	617,443
Currency translation adjustment	-8,952	(5,710)
Accumulated deficit	-447,324	(434,413)
	161,279	**177,320**
	826,071	**858,623**

* Including rStar's cash and cash equivalents of $28.6 million and $31.0 million as of March 31, 2002 and December 31, 2001, respectively.